jERRICK MEDIA HOLDINGS, INC.

202 S. DEAN STREET

ENGLEWOOD, NJ 07631

March 9, 2018

John Dana Brown

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jerrick Media Holdings, Inc.
Registration Statement on Form S-1
Filed August 31, 2016
File No. 333-213405

Dear Mr. Brown:

By letter dated September 27, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Jerrick Media Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on August 31, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	We note that you have not named Chris Gordon as a statutory underwriter pursuant to Section 2(a)(11) of the Securities Act of 1933. Please provide a detailed legal analysis explaining why this is not necessary. For guidance, refer to Interpretive Response 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

We note the Staff’s comment and respectfully submit that Mr. Gordon is not a statutory underwriter as described in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”) for the reasons set forth below.

Section 2(a)(11) of the Act provides a definition of underwriter as “any person who has purchased from the issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security.” This is a facts and circumstances determination that requires examination of the intention of the person in question at the time of the purchase, and is typically evidenced by certain practices, identified in the factors that form the elements of Rule 144 under the Act, that are absent in the case of Mr. Gordon.

Mr. Gordon, is a large shareholder of the Company, and acquired his holdings by investing the Company’s early private placements in 2015 (when the Company was still private prior to its merger with Great Plans Holdings described in the Registration Statement). Mr. Gordon has participated in many of the Company’s equity financings, including Series A Preferred Stock and Series B Preferred Stock, and has also participated in debt financing but to our knowledge has never sold any shares. The purchase of these shares was, in each case, for investment purposes. In no instance was Mr. Gordon buying the securities with any intention to distribute them, a pre-condition to acting as a statutory underwriter.

In addition to the statutory language, we have reviewed the factors set forth in Compliance and Disclosure Interpretations 612.09, and provide the following responses to those factors as follows.

Length of time the securities have been held: As indicated above, the shares being offered by Mr. Gordon in this registration statement have been held for long periods of time, beginning with his purchase of Series A Preferred in November 2015 and purchase of Series B Preferred in December 2015. Mr. Gordon invested through the Company’s placement agent, Network 1 Securities and has further participated in an additional debt financing conducted by the Company which demonstrates that he his investments are for the long term. His participation in the resale registration statement provides him with additional investment flexibility, but does not indicate any change in his investment intent and he is under no obligation or compulsion to sell in accordance with the Plan of Distribution therein.

Circumstances under which the securities were received: As more fully explained above, the shares of Series A Preferred Stock, Series B Preferred Stock and the warrants issued in connection therewith being registered for resale in the registration statement were purchased by Mr. Gordon in private transactions (the “Private Placements”) from the Company, and not in any underwritten offerings. In each case, the resale of the securities was restricted at the time of sale, all certificates contained appropriate restrictive legends, the shares were subject to stop transfer instructions on resales, and any resale had to be effected in accordance with the exemptions from registration afforded by Rule 144. As a significant stockholder, Mr. Gordon was aware that resales of his shares, if any, would require compliance with the restricted and control securities provisions of Rule 144 if such securities were not registered. The Private Placements contained registration rights and Mr. Gordon is simply exercising his rights pursuant thereto; registering his shares along with all of the investors who purchased such shares in the Private Placements. That he invested more than other investors does not establish any intent to distribute such shares.

Relationship with the issuer: As noted above, Mr. Gordon is a private investor that invested in the Company through the Company’s placement agent Network 1 for his own account. Put another way, Mr. Gordon acquired the Company as an investment with the goal of increasing his value over the long-term and not with a view towards a near-term distribution of the Company’s equity.

Is the person in the business of underwriting securities: Mr. Gordon is not in the business of underwriting securities and is not a brokerdealer or an affiliate of a broker-dealer. As indicated above, he is not in the business of the purchase and sale of securities, although he is an active private high net worth investor utilizing his own funds in numerous ventures. As a selling stockholder, Mr. Gordon is not acting on behalf of the Company with respect to any shares he might resell and is under no obligation to continue to fund the Company. The Company has no contractual, legal or other relationship with Mr. Gordon that would control the timing, nature or amount of the resale of shares by Mr. Gordon, or whether Mr. Gordon’s shares are resold at all.

Is the person a conduit for the Company: Mr. Gordon and the Company are and have at all times acted independently from each other. The resale registration is an arms’ length resale, from which the Company will derive no proceeds. Mr. Gordon’s participation in the resale is an exercise of his contractual rights pursuant to the Private Placements, but has no current expectation of resale, no plan or timetable for disposal of his securities and no understanding with the Company that any proceeds he receives from sale of these securities would be reinvested. The Company believes that the totality of the circumstances indicate that Mr. Gordon is not in any way acting as a conduit for the Company and thus is not a statutory underwriter by his participation in the resale registration statement.

2.	Please provide us the legal basis as to why the registration statement may cover “an indeterminate number” of shares of Common Stock issued or issuable at your discretion in payment of dividends on the preferred stock in lieu of cash dividends, rather than specifying a number of shares based on a reasonable estimate.

Response: The prospectus has been updated accordingly.

3.	Please revise the prospectus to consistently disclose the amount of the company’s authorized stock. Reconcile the amounts that you reference on pages 13 and 37 (320,000,000 authorized shares) and pages F-20 and F-44 (100,000,000 authorized shares) of the prospectus. In this regard, we note that the Articles of Incorporation that you incorporate by reference as Exhibit 3.1 in the Exhibit Index are dated June 13, 2012, and the document from which you incorporate by reference was filed on March 30, 2006. Please explain this discrepancy.

Response: We have updated our disclosures throughout the S-1(A) to indicate that the correct amount of authorized shares issued and outstanding as of the date of this filing is 320,000,000. We have updated the Exhibit index accordingly as well. Please see Exhibit 3.2, the Amended and Restated Articles of Incorporation, filed with the Nevada Secretary of State on November 6, 2013 (incorporated by reference to Exhibit 3.3 to the Company’s current report on Form 8-K filed with the Commission on December 4, 2013). This exhibit has the amount of shares authorized by the Company as 320,000,000 in total, 300,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Prospectus Summary, page 2

Risks Related to out [sic] Business, page 4

4.	Revise your list of material risks to include a reference to the company’s substantial debt and liquidating damages, and the extent to which expenses to service these obligations significantly exceed available funds

Response: As of the date of this prospectus the Company no longer has and liquidated damages related to its preferred stock. We have updated our Recent Developments Section accordingly.

Recent Development, page 5

5.	Please describe the circumstances under which you incurred liquidating damages on the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and warrants including material dates and amounts.

Response: The Recent Developments Section of the prospectus was updated to describe the circumstances under which we incurred liquidating damages on the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and warrants. Additionally, as further noted in this section, as of the date hereof the Company has taken steps to authorize the adjustment of the conversion prices of both the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, as well adjustments to the exercise price of warrants in connection therewith. The Company believes that such adjustments eliminate the need to accrue for liquidating damages any further.

6.	Please define the acronyms GTPH and GPH the first time they appear in the prospectus.

Response: We have revised our disclosure accordingly.

7.	Please revise your references to the date of the reverse triangular merger throughout the prospectus. In some places your reference it as 2016, in others as 2015.

Response: The prospectus has been updated throughout to correctly indicate that the date of the reverse triangular merger was in the year 2016.

Risk Factors, page 7

8.	We note your disclosure that the Potent Media website “keeps its user base informed on all things involving cannabis culture.” Please tell us what consideration you gave to providing risk factor disclosure in light of the illegal nature of the cannabis industry under federal law and the laws of some states.

Response: We have updated our disclosure accordingly.

9.	Please add a risk factor addressing risks related to the government regulation of adult content, as related to Filthy Media, or please tell us why this does not present a material risk to your business, financial condition or results of operations.

Response: We have revised our disclosure to include a risk factor discussing government regulation of adult content.

10.	Please add a risk factor addressing the substantial accrued liquidating damages with respect to your Series A Convertible Preferred Stock, Series B Convertible Preferred stock, and warrants. Discuss the number if additional shares that you may issue to satisfy this and the dilution to existing shareholders that may result, and discuss the amount of potential cash payment relative to your available cash.

Response: As noted above in Comment 5, our disclosure has been revised to indicate that we have eliminated liquidating damages related to our Series A and B Preferred Stock and warrants issued in connection therewith by ratcheting down the conversion price and exercise price in accordance with the penalties associated with each such security.

We may…issue additional shares of common stock…page 13

11.	To allow investors to quantify their dilution risk, revise this risk factor to include a reference to the amount of common stock currently outstanding, as well as quantifying the number of shares of common stock that may be issued in respect of each convertible preferred stock that the company has issued, including in respect to accrued dividends and in respect to warrants.

Response: We have revised this risk factor accordingly.

Determination of Offering Price, page 16

12.	Refer to the disclosure that “The offering price of the shares of Common Stock and the Common Stock underlying the Series A Preferred and Series B Preferred is $0.25 and $0.30, respectively,” and the further disclosure that the offering price of the common stock underlying the warrants is based on the exercise price of the warrants. Please revise to further clarify that these do not represent the offering prices of the securities. We note for example that the shares may be sold at market prices.

Response: This has been updated accordingly.

Selling Security Holders, page 16

13.	The ownership percentages recorded in the table on pages 16 and 17 do not appear to tabulate correctly. Please recalculate the percentages disclosed.

Response: We have updated our disclosure accordingly.

Plan of Distribution, page 19

14.	Please provide your analysis of the applicability of Regulation M to the hedging transactions with broker-dealers or other financial institutions that you disclose at the top of page 20.

Response: We have revised our disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 26

15.	Refer to the first sentence of the fourth risk factor on page 8, which states your expectation that you will have adequate capital for the next 12 months. Please explain how it is that you will have sufficient capital, taking account of your working capital deficit, the company’s continuing substantial losses from operations, accrued liquidating damages, the fact that substantially all of the company’s assets are currently pledged through a senior interest as collateral for the loan from Arthur Rosen that the company and Mr. Rosen entered into on May 26, 2016, other indebtedness, and the disclosure in Note 3 to the financial statements as of June 30, 2016 that “…factors raise substantial doubt about the Company’s ability to continue as a going concern.” We note in this regard that the company will not receive any proceeds from the offering. Explain any course of action you plan to take to remedy your liquidity deficiency. Refer to Item 303 (a) (1) of Regulation S-K.

Response: As noted in the Recent Developments section the Company has conducted further offerings of its debt securities raising additional capital that we believe will be sufficient adequately run the Company for the next 6 months and we have revised our disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 36

16.	Please reconcile the 32, 781,881 shares of Common Stock you state on pages 36 and 37 that you had outstanding as of August 31, 2016 with the statement on page 6 that you had 33,448,495 shares outstanding as of that date. Additionally, please confirm to us that you are using the correct number of shares outstanding to calculate the percentages in both the Selling Security Holders table beginning on page 16 and the Security Ownership table on page 36.

Response: We have updated our disclosure accordingly. We confirm that we are using the correct number of shares outstanding to calculate the percentages in both the Selling Security Holders table and the Security Ownership table on page 36.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Jeremy Frommer

Chief Executive Officer

Jerrick Media Holdings, Inc.

202 S. Dean Street

Englewood, NJ 07631